UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 13, 2021, the Board of Directors, Nominating Committee and the Compensation Committee approved and confirmed the appointment of Jinghai Jiang as the Chief Operating Officer of the Company, with an annual compensation of US$50,000, effective December 13, 2021 until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

The foregoing descriptions of our offer letter to Mr. Jiang is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

There are no family relationships among the newly appointed officer and any other employees or members of the Board of Directors.

The biographical information of the newly appointed officer is set forth below:

Jinghai Jiang, age 42

Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community "Big Cabbage Blockchain" and has published multiple white papers to teach blockchain technology and the cryptocurrency business. Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. Mr. Jinghai Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Jinghai Jiang, dated December 13, 2021
99.1	Press release “China Xiangtai Food Co., Ltd. Announces Appointment of Senior Blockchain Expert, Mr. Jinghai Jiang, as Chief Operating Officer”, dated December 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board